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                                                                        EX 23(c)

                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference of our report dated January 21, 1993 with respect to the consolidated financial statements of Peoples Bancorp of Worcester, Inc., included in the Current Report on Form 8-K of Shawmut National Corporation dated December 20, 1993, in the New Dartmouth Bank Proxy Statement being furnished to shareholders of New Dartmouth Bank in connection with the solicitation of proxies by the Board of Directors of New Dartmouth for use at the Special Meeting of Stockholders and in the Prospectus constituting part of the Registration Statement on Form S-4 of Shawmut National Corporation with respect to the issuance of Shawmut National Corporation common stock, par value $.01 per share.


/s/ Ernst & Young

Worcester, Massachusetts
January 18, 1994